Filed Pursuant to Rule 424(b)(5)
File Number 333-97393
PROSPECTUS SUPPLEMENT
(To Prospectus Supplement Dated September 9, 2002)

$520,000,000

Dominion Resources, Inc.

2002 Series C 5.70% Senior Notes Due 2012

This Prospectus Supplement provides additional information with respect to the terms of our 2002 Series C 5.70% Senior Notes Due 2012 (the Senior Notes). Dominion and the Trustee have executed a Thirteenth Supplemental Indenture including additional provisions for the benefit of holders of the Senior Notes as described below.

Interest Rate Adjustment Based on Dominion Credit Rating

If, on or before September 15, 2004, the ratings on our senior unsecured indebtedness are downgraded below Baa1 by Moody’s or BBB+ by Standard & Poor’s, the interest rate on the Senior Notes will be adjusted as follows, but for only as long as any such downgrade is in effect:

Moody’s Rating	Moody’s Cumulative Adjustment Amount	S&P Rating	S&P Cumulative Adjustment Amount
Baa2	0.25%	BBB	0.25%
Baa3 or lower	0.50%	BBB- or lower	0.50%

The adjusted annual interest rate for the Senior Notes will be 5.70%, plus the sum of the applicable Moody’s cumulative adjustment amount and the applicable S&P cumulative adjustment amount.

If a ratings change is made by one or both of the rating agencies during any interest payment period, the amount of interest to be paid with respect to the period will be calculated at an annual rate equal to the weighted average of the interest rate in effect immediately before the change and the rate in effect upon any new ratings being given, calculated by multiplying each such rate by the number of days the rate is in effect during the interest payment period, determining the sum of the products and dividing the sum by the number of days in that interest payment period.

Any additional interest with respect to an interest rate adjustment should not be taxable to a U.S. Holder until it accrues or is received in accordance with such U.S. Holder’s regular method of accounting for United States federal income tax purposes. However, there can be no assurance that the Internal Revenue Service will not propose a different method of taxing such additional interest.

Joint Book-Runners
Banc of America Securities LLCCredit Suisse First Boston

September 16, 2002